Exhibit 14

                 [LETTERHEAD OF BALLARD SPAHR ANDREWS INGERSOLL]

                                                 March 24, 2005

By Telecopier

Henry Kahn, Esquire
Mark D. Gately, Esquire
Hogan & Hartson L.L.P.
111 South Calvert Street
Suite 1600
Baltimore, MD 21202

                  Re:   Sizeler Property Investors, Inc.

Gentlemen:

            We write on behalf of First Union Real Estate Equity & Mortgage Investments ("First Union") with respect to two matters of urgent interest to the stockholders of Sizeler Property Investors, Inc. ("Sizeler").

            First, on March 15, 2005 Sizeler represented to the Circuit Court in and for Baltimore City that it would provide 60 days notice to stockholders of its annual meeting. The past nine annual meetings have been held on the first or second Friday in May (between May 7 - 12). Accordingly, please advise us and all stockholders when in early May, consistent with Sizeler's past practice, it will schedule its annual meeting. As the second Friday of May this year (May 13) is much less than 60 days away, we must insist on a response by Monday, March 28, 2005.

            Second, as you will recall, with respect to Sizeler's extremely rushed announcement of and immediate (one hour later) issuance of 2.649 million shares of stock, Judge Pierson of the Circuit Court held on March 15 that First Union had raised "grave questions about the transaction" and "potentially serious issues . . . in term's of defendant's [Sizeler's] conduct." In view of the state court's concerns, we trust that during the pending litigation regarding the propriety of Sizeler's conduct in that transaction, Sizeler will refrain from taking action outside of the usual course of business without adequate notice to stockholders of at least three business days, so that Sizeler's stockholders will have the opportunity to consider Sizeler's proposed action. We will assume that this is agreeable to Sizeler unless we are promptly advised otherwise.

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            Finally, we firmly believe that First Union will prevail on
Sizeler's claims brought last week in the Maryland District Court in Civil Action No. 1:05-cv-718. With respect to First Union's conduct at issue, Sizeler's contentions that First Union has not filed accurate, complete, and timely Form 13Ds are without merit and we ask you to advise us what discovery Sizeler would like us to promptly provide in order to bring this claim to resolution.

                                                          Yours sincerely,


                                                          Stephen J. Kastenberg